Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

					Six Months
					Ended
					June 30,
	2004	2005	2006	2007	2008

	(in thousands)
Earnings
Income From Continuing Operations *	112,658	138,639	158,538	132,701	72,580
Fixed Charges	80,695	93,414	101,905	119,603	84,917
Distributed Income of
Equity Investment	47,213	37,085	63,483	122,900	79,319
Capitalized Interest	(4,227)	(6,759)	(10,681)	(11,030)	(9,885)
Total Earnings	236,339	262,379	313,245	364,174	226,931

Fixed Charges
Interest Expense	72,053	81,861	86,171	101,223	71,605
Capitalized Interest	4,227	6,759	10,681	11,030	9,885
Rental Interest Factor	4,415	4,794	5,053	7,350	3,427
Total Fixed Charges	80,695	93,414	101,905	119,603	84,917

Ratio: Earnings / Fixed Charges	2.93	2.81	3.07	3.04	2.67

* Excludes discontinued operations, gain on sale of assets, provision for income taxes and undistributed equity earnings.